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                    METLIFE INVESTORS USA INSURANCE COMPANY

                        [222 Delaware Avenue, Suite 900

                             Wilmington, DE 19899]

                        THREE MONTH MARKET ENTRY RIDER

This Rider forms a part of the Contract to which it is attached, and is effective upon issuance. The terms of this Rider apply to the Contract when, prior to the Annuity Date, Net Purchase Payments are allocated to the Three Month Market Entry Account (TMME Account) that is a part of our General Account. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control.

If you request to participate in the Three Month Market Entry program, we will open a TMME Account for you. The TMME Account will provide for transfers to any of the Subaccounts of the Separate Account over a 3 month period, as you have selected. You may also select any other time period that we may declare. All Net Purchase Payments applied to this program will be allocated to your TMME Account. No transfers may be made into this Account.

Under the Three Month Market Entry program, a specified dollar amount of Account Value will be transferred on a monthly basis from your TMME Account to any of the Subaccounts of the Separate Account. The initial dollar amount transferred will be equal to the initial amount allocated to your TMME Account divided by the number of months in the time period you have selected.

The first transfer will be made on the date the Net Purchase Payment is allocated to the TMME Account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1/st/ day of the following month for Net Purchase Payments allocated on the 29/th/, 30/th/ or 31/st/ day of a month. If such a day is not a Business Day the transfer will take place on the next Business Day. Transfers will continue on a monthly basis until all amounts are transferred from the TMME Account. Your TMME Account will be terminated as of the last transfer.

The interest rate earned on your TMME Account will be the Minimum Guaranteed Interest Rate for our Fixed Account, plus any additional interest, which we may declare from time to time.

You can have only one Three Month Market Entry Account at any given time. You may allocate subsequent Net Purchase Payments to your existing TMME Account. The allocation of subsequent Net Purchase Payments to an existing TMME Account increases the monthly dollar amount of Account Value transferred and thereby accelerates the time period over which transfers are made. The new dollar amount transferred out of the TMME Account will be determined by dividing each new allocation by the number of months the TMME Account is based upon and adding that amount to the existing transfer amount. Each allocation resulting from a subsequent Net Purchase Payment will earn interest at the then-current interest rate applied to new allocations to a TMME Account of the same monthly term. Allocations resulting from each Net Purchase Payment, along with the interest credited thereon, will be transferred on a First-in-First-out (FIFO) basis.

If you terminate your participation in this program, all money remaining in the TMME Account will be transferred to the Subaccounts in accordance with the percentages you have chosen for the TMME, unless you specify otherwise.

MetLife Investors USA Insurance Company has caused this Rider to be signed by its Secretary.

                                                  Richard C Pearson
                                                  -----------------------------
                                                  [SECRETARY]

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